UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 6)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAXTER INTERNATIONAL INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 Par Value

(Title of Class of Securities)

071813109

(CUSIP Number of Class of Securities)

David P. Scharf

Corporate Vice President and General Counsel

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

(224) 948-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David J. Goldschmidt, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50,707.20	Filing Party: Baxalta Incorporated
Form or Registration No.: Registration Statement on Form S-4 (No. 333-210320)	Date Filed: May 4, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Baxter International Inc. (“Baxter”), a Delaware corporation. This Schedule TO relates to the offer by Baxter to exchange up to 13,360,527 shares of common stock, par value $0.01 per share (“Baxalta common stock”), of Baxalta Incorporated (“Baxalta”), a Delaware corporation, for shares of common stock, par value $1.00 per share (“Baxter common stock”), of Baxter, upon the terms and subject to the conditions set forth in the Prospectus, dated May 13, 2016 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Baxalta has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4, as amended (Registration No. 333-210320) (the “Registration Statement”), to register the shares of Baxalta common stock offered in exchange for shares of Baxter common stock validly tendered and not validly withdrawn in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” are incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Baxter International Inc. The principal executive offices of Baxter are located at One Baxter Parkway, Deerfield, Illinois 60015. Its telephone number at such office is (224) 948-2000. Reference is made to the information set forth under the heading “Summary—The Companies—Baxter International Inc.” in the Prospectus, which is incorporated herein by reference.

(b) Securities. Shares of Baxter common stock are the subject securities in the Exchange Offer. Reference is made to the information relating to Baxter common stock set forth under the heading “Summary—Market Price and Dividend Information—Baxter” in the Prospectus, which is incorporated herein by reference.

(c) Trading Market and Price. Baxter common stock is listed on the NYSE under the symbol “BAX.” Reference is made to the information relating to Baxter common stock set forth under the heading “Summary—Market Price and Dividend Information—Baxter” in the Prospectus, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the subject company. Reference is made to the information set forth under the headings “Summary—The Companies—Baxter International Inc.” and “Security Ownership by Directors, Executive Officers and 5% Beneficial Owners of Baxter and Baxalta—Baxter’s Common Stock Ownership by Directors, Executive Officers and 5% Beneficial Owners” in the Prospectus, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth under the headings “Questions and Answers about the Exchange Offer”, “The Transactions”, “The Exchange Offer”, “Potential Additional Distribution of Baxalta Common Stock”, “U.S. Federal Income Tax Consequences” and “Comparison of Stockholder Rights” in the Prospectus, which is incorporated herein by reference.

The Exchange Offer expired at 11:59 p.m., New York City time, on May 18, 2016. On May 24, 2016, Baxter issued a press release announcing the final results of the Exchange Offer, a copy of which is filed as Exhibit (a)(4)(xxxiii) hereto and is incorporated herein by reference. Under the terms of the exchange offer, for each share of Baxter common stock that was validly tendered and not validly withdrawn by a stockholder and that was accepted by Baxter pursuant to the Exchange Offer, Baxter will deliver 1.1591 shares of Baxalta common stock to or at the direction of such tendering stockholder.

Because the Exchange Offer was oversubscribed, Baxter accepted only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders (excluding certain plan participants in Baxter savings plans) who beneficially own “odd-lots” (less than 100 shares) of Baxter common stock and who validly tendered all of their shares and made the appropriate election will not be subject to proration, in accordance with the terms of the Exchange Offer. The final proration factor of 3.6178959 percent was applied to all other shares of Baxter common stock that were validly tendered and not validly withdrawn to determine the number of such shares that have been accepted from each tendering stockholder.

Based on the final count by the exchange agent, Computershare Trust Company, N.A., the final results of the Exchange Offer are as follows:

Total number of shares of Baxter common stock validly tendered and not validly withdrawn:	283,708,484
Shares tendered that were subject to proration:	282,398,761
“Odd-lot” shares tendered that were not subject to proration:	1,309,723
Total number of shares of Baxter common stock accepted for exchange:	11,526,638

(b) Purchases. The Exchange Offer was open to all holders of shares of Baxter common stock who validly tendered and did not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Baxter who is a holder of shares of Baxter common stock was permitted to participate in the Exchange Offer on the same terms and conditions as all other Baxter stockholders, subject to compliance with Baxter’s Securities Trading Policy. Reference is made to the information set forth under the headings “Questions and Answers about the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Director Compensation”, “Executive Compensation”, “Security Ownership by Directors and Executive Officers” and “Security Ownership by Certain Beneficial Owners” in Baxter’s Definitive Proxy Statement relating to its Annual Meeting of Stockholders, filed on March 24, 2016, and under the headings “Executive Compensation”, “Security Ownership by Directors, Executive Officers and 5% Beneficial Owners of Baxter and Baxalta” and “Agreements Between Baxter and Baxalta and Other Related Party Transactions” in the Prospectus, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information under the heading “The Transactions—The Exchange Offer—Reasons for the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of Baxter common stock acquired by Baxter in the Exchange Offer will be held as treasury stock, unless and until retired or used for other purposes.

(c) Plans. Reference is made to the information under the headings “Directors Continuing in Office” and “Board of Directors” in Baxter’s Definitive Proxy Statement relating to its Annual Meeting of Stockholders, filed on March 24, 2016, and under the heading “Management—Board of Directors” in the Prospectus, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth under the headings “Summary—The Exchange Offer”, “The Exchange Offer” and “The Transactions” in the Prospectus, which is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Reference is made to the information set forth under the heading “Security Ownership by Directors, Executive Officers and 5% Beneficial Owners of Baxter and Baxalta—Baxter’s Common Stock Ownership by Directors, Executive Officers and 5% Beneficial Owners” in the Prospectus, which is incorporated herein by reference.

(b) Securities Transactions. Based on the information available to Baxter as of May 23, 2016, the following table sets forth the transactions in Baxter common stock by Baxter and directors and executive officers of Baxter in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
John D. Forsyth	4/04/2016	1,887 shares of Common Stock	$20.96	Exercise or conversion of derivative security pursuant to a Rule 10b5-1 trading plan
John D. Forsyth	4/04/2016	1,887 shares of Common Stock	$41.75	Open market or private sale of non-derivative or derivative security
John D. Forsyth	5/02/2016	1,887 shares of Common Stock	$20.96	Exercise or conversion of derivative security pursuant to a Rule 10b5-1 trading plan
John D. Forsyth	5/02/2016	1,887 shares of Common Stock	$44.38	Open market or private sale of non-derivative or derivative security

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Thomas F. Chen	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
Uma Chowdhry	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
John D. Forsyth	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
James R. Gavin III	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
Peter S. Hellman	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
Carole J. Shapazian	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
Thomas T. Stallkamp	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
Kornelis J. Storm	5/03/2016	935 shares of Common Stock	$44.39	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Kornelis J. Storm	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
Albert P.L. Stroucken	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted
Michael F. Mahoney	5/03/2016	2,590 shares of Common Stock	$0.00	Restricted stock units granted

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. Reference is made to the information set forth under the heading “The Exchange Offer—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Reference is made to the information set forth under the headings “Summary—Selected Historical Financial Data For Baxter and Baxalta—Baxter Selected Historical Financial Data” and “Incorporation by Reference” in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 and Exhibit 12 in Baxter’s Annual Report on Form 10-K for the annual period ending December 31, 2015, as well as the financial statements and other financial information included as Part I—Item 1 in Baxter’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016, are incorporated herein by reference.

(b) Pro Forma Information. Pro forma financial information for Baxter has not been provided because Baxter has determined that such information would not be material.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) Reference is made to the information set forth under the headings “The Transactions” and “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” in the Prospectus, which is incorporated herein by reference.

(3) None.

(4) Not applicable.

(5) None.

(c) Other Material Information. None.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 of Baxalta Incorporated’s Registration Statement on Form S-4 (Registration No. 333-210320), filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2016 (“Amendment No. 3”)).

(a)(1)(ii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Amendment No. 3).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Amendment No. 3).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 3).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.5 to Amendment No. 3).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to Amendment No. 3).

(a)(4)(i)	Press Release by Baxter International Inc. and Baxalta Incorporated, dated April 21, 2016 (incorporated by reference to Baxter International Inc.’s filing on Form 425 with the SEC on Apri1 21, 2016).

(a)(4)(ii)	Notice to participants about their rights under the the Baxter International Inc. and Subsidiaries Incentive Investment Plan and the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the “Plans”) (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(iii)	Notice to participants in the Plans who did not have a balance in the Baxter Stock Fund (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(iv)	Baxter Plan Exchange Offer Guide (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(v)	Notice to participants in the Plans who had a balance in the Baxter Stock Fund (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 21, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(vii)	Email Communication to Senior Leadership/HRLT/HRSMT (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 22, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 22, 2016).

(a)(4)(ix)	Employee Communication about the Exchange Offer (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 25, 2016).

(a)(4)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 25, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 25, 2016).

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 26, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 26, 2016).

(a)(4)(xii)	Form 8-K filed with the SEC on April 27, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 27, 2016).

(a)(4)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 27, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 27, 2016).

(a)(4)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 28, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 28, 2016).

(a)(4)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 29, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 29, 2016).

(a)(4)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 2, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 2, 2016).

(a)(4)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 3, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 3, 2016).

(a)(4)(xviii)	Press Release by Baxter International Inc., dated May 4, 2016 (incorporated by reference to Baxter International Inc.’s filing on Form 425 with the SEC on May 4, 2016).

(a)(4)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 4, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 4, 2016).

(a)(4)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 5, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 5, 2016).

(a)(4)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 6, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 6, 2016).

(a)(4)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 9, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 9, 2016).

(a)(4)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 10, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 10, 2016).

(a)(4)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 11, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 11, 2016).

(a)(4)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 12, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 12, 2016).

(a)(4)(xxvi)	Prospectus, dated May 13, 2016 (incorporated by reference to Baxalta Incorporated’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on May 13, 2016).

(a)(4)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 13, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 13, 2016).

(a)(4)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 16, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 16, 2016).

(a)(4)(xxix)	Press Release by Baxter International Inc., dated May 17, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 17, 2016).

(a)(4)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 17, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 17, 2016).

(a)(4)(xxxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 18, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 18, 2016).

(a)(4)(xxxii)	Press Release by Baxter International Inc., dated May 19, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 19, 2016).

(a)(4)(xxxiii)	Press Release by Baxter International Inc., dated May 24, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 24, 2016).

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2016

BAXTER INTERNATIONAL INC.

By:	/s/ David P. Scharf
Name:	David P. Scharf
Title:	Corporate Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 of Baxalta Incorporated’s Registration Statement on Form S-4 (Registration No. 333-210320), filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2016 (“Amendment No. 3”)).

(a)(1)(ii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Amendment No. 3).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Amendment No. 3).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 3).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.5 to Amendment No. 3).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to Amendment No. 3).

(a)(4)(i)	Press Release by Baxter International Inc. and Baxalta Incorporated, dated April 21, 2016 (incorporated by reference to Baxter International Inc.’s filing on Form 425 with the SEC on April 21, 2016).

(a)(4)(ii)	Notice to participants about their rights under the the Baxter International Inc. and Subsidiaries Incentive Investment Plan and the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the “Plans”) (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(iii)	Notice to participants in the Plans who did not have a balance in the Baxter Stock Fund (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(iv)	Baxter Plan Exchange Offer Guide (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(v)	Notice to participants in the Plans who had a balance in the Baxter Stock Fund (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 21, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(vii)	Email Communication to Senior Leadership/HRLT/HRSMT (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 21, 2016).

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 22, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 22, 2016).

(a)(4)(ix)	Employee Communication about the Exchange Offer (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 25, 2016).

(a)(4)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 25, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 25, 2016).

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 26, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 26, 2016).

(a)(4)(xii)	Form 8-K filed with the SEC on April 27, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 27, 2016).

(a)(4)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 27, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 27, 2016).

(a)(4)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 28, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 28, 2016).

(a)(4)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated April 29, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on April 29, 2016).

(a)(4)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 2, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 2, 2016).

(a)(4)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 3, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 3, 2016).

(a)(4)(xviii)	Press Release by Baxter International Inc., dated May 4, 2016 (incorporated by reference to Baxter International Inc.’s filing on Form 425 with the SEC on May 4, 2016).

(a)(4)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 4, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 4, 2016).

(a)(4)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 5, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 5, 2016).

(a)(4)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 6, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 6, 2016).

(a)(4)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 9, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 9, 2016).

(a)(4)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 10, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 10, 2016).

(a)(4)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 11, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 11, 2016).

(a)(4)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 12, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 12, 2016).

(a)(4)(xxvi)	Prospectus, dated May 13, 2016 (incorporated by reference to Baxalta Incorporated’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on May 13, 2016).

(a)(4)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 13, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 13, 2016).

(a)(4)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 16, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 16, 2016).

(a)(4)(xxix)	Press Release by Baxter International Inc., dated May 17, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 17, 2016).

(a)(4)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 17, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 17, 2016).

(a)(4)(xxxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated May 18, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 18, 2016).

(a)(4)(xxxii)	Press Release by Baxter International Inc., dated May 19, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 19, 2016).

(a)(4)(xxxiii)	Press Release by Baxter International Inc., dated May 24, 2016 (incorporated by reference to Baxter International Inc.’s Form 425 filed with the SEC on May 24, 2016).